SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 November 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Legal Completion on Disposals dated 1 November 2005

99.1

1 November 2005

INTERCONTINENTAL HOTELS GROUP
LEGAL COMPLETION ON DISPOSALS

InterContinental Hotels Group ("IHG") announces the legal completion on the disposal of the InterContinental Hotel Paris to DABICAM SAS, a wholly owned affiliate of GIC Real Estate Pte Ltd, the terms of which were announced on 8 September 2005.

IHG also announces the legal completion on the disposal of nine hotels in Australia and New Zealand to Eureka Funds Management Ltd, the terms of which were announced on 1 September 2005.

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson)	+44 (0) 1753 410 176
Media Affairs (Leslie McGibbon)	+44 (0) 1753 410 423

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and over 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn ® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 26 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	11 November 2005